UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

6 Adelaide St. East, Suite 300, Toronto, Ontario, Canada M5C 1H6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____________

DOCUMENTS RELATING TO ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS SCHEDULED ON JUNE 25, 2020 AT 9.00 A.M. EDT - VIRTUAL MEETING VIA TELE-CONFERENCE

1. FORM OF PROXY	EXHIBIT 99.1

2. NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR	EXHIBIT 99.2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 27, 2020

PORTAGE BIOTECH INC.

By: /s/ Ian Walters

Ian Walters MD

Chief Executive Office